[redacted] PE 12/11/2012 DC

Act: 1934
Section:
Rule: 12h-3
Public Availability: 12/19/2012

12028601

December 19, 2012

NO ACT

Received SEC

DEC 19 2012

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mid-Wisconsin Financial Services, Inc.
Incoming letter dated December 11, 2012

Based on the facts presented, the Division will not object if Mid-Wisconsin Financial Services stops filing periodic and current reports under the Exchange Act after: (1) Mid-Wisconsin Financial Services has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that Mid-Wisconsin Financial Services has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that Mid-Wisconsin Financial Services is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 19, 2012

Mail Stop 4561

Brad A. Kopetsky
Barack Ferrazzano Kirschbaum and Nagelberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606

Re: Mid-Wisconsin Financial Services, Inc.

Dear Mr. Kopetsky:

In regard to your letter of December 11, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Brad A. Kopetsky
(312) 629-7312
Voice Mail Ext. 7312
brad.kopetsky@bfkn.com

Telephone (312) 984-3100
Facsimile (312) 984-3150

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

December 11, 2012

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Re: Mid-Wisconsin Financial Services, Inc. (Commission File No. 000-18542)

Ladies and Gentlemen:

On behalf of Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation (the "Company"), we hereby request that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 ("Rule 12h-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission the reports required by Section 15(d) of the Exchange Act ("Section 15(d)") and the rules and regulations promulgated thereunder, that will revive once the Company's reporting obligation under Section 12(g) of the Exchange Act has been terminated. On September 21, 2012, the Company filed a Form 15 with the Commission to deregister its common stock, $0.10 par value per share (the "Common Stock"), under Section 12(g)(4) of the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (December 20, 2012), or such shorter period as determined by the Commission. Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) following the end of this 90-day period and prior to the April 1, 2013 filing deadline for its Form 10-K for the year ended December 31, 2012.[1]

I. Background:

Organized as a Wisconsin corporation in 1986, the Company is currently a non-accelerated filer, specifically qualifying as a smaller reporting company (as defined by Rule 12b-2 under the Exchange Act). The Company is registered as a bank holding company (as defined in Section 2 of the Bank Holding Company Act of 1956 (12 U.S.C. 1841)) for its wholly-owned banking subsidiary, Mid-Wisconsin Bank. The Company registered its Common Stock under Section 12(g) of the

[1] Assuming the Staff grants the relief requested in this letter, the Company will include in the Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

Exchange Act pursuant to a Form 10 filed with the Commission on April 30, 1990. As of the date of this letter, the Common Stock is quoted on the OTCQB under the symbol "MWFS." As of September 30, 2012, the Company had outstanding 1,657,119 shares of Common Stock held by approximately 840 holders of record.

The Company also has 50,000 shares of preferred stock, no par value per share, authorized, of which 10,000 shares of Fixed Rate Cumulative Perpetual Preferred, Series A (the "Series A Preferred"), and 500 shares of Fixed Rate Cumulative Perpetual Preferred, Series B (the "Series B Preferred" and, together with the Series A Preferred, the "TARP Stock"), are issued and outstanding. The TARP Stock was originally issued to the United State Department of the Treasury ("Treasury") on February 20, 2009, in conjunction with the Company's participation in Treasury's TARP Capital Purchase Program.

Additionally, the Company has outstanding $10.3 million of subordinated debentures (the "Debentures") issued on October 14, 2005 to Mid-Wisconsin Statutory Trust I (the "Trust"), a Delaware Business Trust subsidiary of the Company, in conjunction with the Trust's issuance of $10.0 million in trust preferred securities in a private placement to institutional investors. The Debentures mature on December 15, 2035, and had a fixed rate of 5.98% until December 15, 2010, subsequent to which they began to accrue interest at a floating rate of three-month LIBOR plus 1.43%, adjusted quarterly. The interest rate on the Debentures was 1.82% at September 30, 2012. In consultation with the Board of Governors of the Federal Reserve, on May 12, 2011, the Company exercised its rights to defer interest payments on the Debentures. Under the terms of the Debentures, the Company is allowed to defer payments of interest for 20 quarterly periods without default or penalty, but such amounts will continue to accrue. As of September 30, 2102, the Company had approximately $296,000 accrued and unpaid interest due on the Debentures.

The Company has no securities other than the Common Stock, the TARP Stock, the Debentures and the Options (defined below) outstanding, and other than its current reporting obligations under Section 15(d) and Section 12(g) of the Exchange Act, the Company is not under any obligation, contractual or otherwise (including with respect to any agreements related to the Debentures), to continue to comply with the reporting requirements of the Exchange Act. The Company has no securities registered or required to be registered under Section 12(b) of the Exchange Act. The Common Stock constitutes the only class of securities of the Company registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d). The Company is current in all of its periodic and current reports through the date of this letter.

Under Section 15(d), any issuer that files a registration statement under the Securities Act becomes subject to the Exchange Act reporting obligations upon the effectiveness of the registration statement. On May 18, 2000, the Company filed a registration statement on Form S-8 (file no. 333-37264) (the "Company S-8") with respect to shares of Common Stock issuable pursuant to the Company's Employee Stock Purchase Plan, 1999 Stock Option Plan, and 1991 Employee Stock Option Plan (together, the "Plans"). Pursuant to their terms, each of the Plans had expired prior to January 1, 2012, so no new Options (or, with respect to the Employee Stock Purchase Plan, shares of

Common Stock) may be issued under the Plans. The Company registered 318,293 shares of Common Stock under the Company S-8 and has issued 69,505 shares of Common Stock pursuant to the Company S-8. However, the Company has not sold or issued any shares of Common Stock pursuant to the Company S-8 since December 30, 2011. Additionally, on October 26, 2006, the Company filed a registration statement on Form S-3 (file no. 333-138229) (the "Company S-3") with respect to shares of Common Stock issuable pursuant to the Company's Dividend Reinvestment Plan. The Dividend Reinvestment Plan does not permit optional repurchases, instead allowing participants to purchase shares only with reinvested dividends paid on the Common Stock. The Company registered 150,000 shares of Common Stock under the Company S-3 and has issued 9,155 shares of Common Stock pursuant to the Company S-3. However, the Company has not paid a dividend on its Common Stock since February 26, 2009, and therefore has not sold or issued any shares of Common Stock pursuant to the Company S-3 since that time. Further, the Company does not anticipate declaring dividends on its Common Stock for the foreseeable future and expects to terminate the Dividend Reimbursement Plan prior to any such future declaration of dividends on its Common Stock. In general, the Section 15(d) reporting obligation is suspended if, and for so long as, the issuer has a class of security registered under Section 12 of the Exchange Act. However, when an issuer terminates its Section 12 registration, it must address any Section 15(d) obligation that would apply once the Section 15(d) suspension is lifted.

On April 5, 2012, the U.S. President signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act amends various provisions of, and adds new sections to, the Securities Act of 1933, as amended by the JOBS Act (the "Securities Act"), and the Exchange Act, as well as provisions of the Sarbanes-Oxley Act of 2002. The JOBS Act directs the Commission to issue rules implementing certain of the JOBS Act amendments. Additionally, the JOBS Act increases the statutory threshold for deregistration under the Exchange Act for bank holding companies from 300 to 1,200 stockholders of record.

Following the adoption of the JOBS Act, the Company's management and its board of directors examined the possibility of deregistering the Common Stock from the Exchange Act and suspending its Exchange Act reporting obligations. After careful consideration, the Company's board determined that it was in the best interests of the Company and its stockholders to deregister the Common Stock as soon as practicable. On September 21, 2012, the Company filed a Form 15 with the Commission to deregister the Common Stock under Section 12(g)(4) of the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (December 20, 2012), or such shorter period as determined by the Commission. Until December 20, 2012, the date of termination, the Company will file all reports required by Sections 13(a), 14 and 16 of the Exchange Act, and the Company will remain current under its reporting obligations until it thereafter files a Form 15 to suspend its reporting obligations under Section 15(d).[2] In addition, on September 27, 2012, the Company filed post-effective amendments to

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[2] As noted above, assuming the Staff grants the relief requested in this letter, the Company will include in the Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

the Company S-3 and the Company S-8 to remove from registration all unsold shares of Common Stock registered thereunder, which such amendments have become effective.

The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d). Under Section 15(d), the obligations to file Exchange Act reports are automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons, in the case of a bank or bank holding company. As of January 1, 2012, the Company had outstanding 1,657,119 shares of Common Stock held by approximately 840 holders of record. Pursuant to the guidance released by the Staff on April 11, 2012 in its Jumpstart Our Business Startups Act Frequently Asked Questions (the "JOBS Act Guidance"), such suspension would be deemed to have occurred as of the beginning of the fiscal year in accordance with Section 15(d), unless, during the fiscal year, a bank holding company has a registration statement relating to that security becomes effective under the Securities Act or is updated pursuant to Section 10(a)(3) of the Securities Act. As such, because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 20, 2012, updated the Company S-3 and the Company S-8 pursuant to Section 10(a)(3) of the Securities Act, the Company may not avail itself of such suspension pursuant to the terms of Section 15(d). In the JOBS Act Guidance, the Staff notes that, if a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act, but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation.

II. Discussion:

As noted above, the Company filed a Form 15 on September 21, 2012 to take advantage of the higher deregistration thresholds provided by the JOBS Act. The Company expects the deregistration to provide substantial cost savings in the form of reduced audit, legal and filing expenses and other costs related to complying with the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (December 20, 2012), or such shorter period as determined by the Commission. However, unless the Commission grants no-action relief in response to this request, under Section 15(d), the Company would be required to continue to file Exchange Act reports for the entire fiscal year 2012. Additionally, as described in the following paragraph, the language of Rule 12h-3, as currently in effect, suggests that the Company could not suspend its reporting obligations under Section 15(d) for the fiscal year 2012, despite the fact that the language of such Section, as amended by the JOBS Act, suggests that the Company's reporting obligations would automatically be suspended for the fiscal year beginning January 1, 2013 if it had fewer than 1,200 shareholders as of that date.

Rule 12h-3(a) provides that, subject to the provisions of paragraphs (c) and (d) of the rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting obligation. However, Rule 12h-3(b) provides that only securities held of record by less than 300 persons (or by less than 500 persons where the total assets of the issuer have not exceeded $10 million) are eligible for the suspension provided in paragraph (a) of the rule. As such, because the Company has in excess of 300 record holders of its Common Stock, a literal interpretation of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act despite satisfying Rule 12h-3(a). The Commission has not yet amended Rule 12h-3(b) to incorporate the new 1,200 holder deregistration threshold for bank holding companies provided for by the JOBS Act. Accordingly, the Company is seeking no-action relief from the record holder limitation under Rule 12h-3.

In addition, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. The Commission has granted no-action relief under Rule 12h-3 where the literal application of Rule 12h-3(c) would result in comparatively limited public benefit in light of the burdens on the issuer of compliance with Exchange Act reporting requirements. See, e.g., First Ottawa Bancshares, Inc. (available July 19, 2012); DT Sale Corp. (available November 14, 2011); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange, Inc. (available January 3, 2008); Planet Technologies, Inc. (available February 7, 2008). Additionally, the Commission has concurred in permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. See, e.g., Silverstar Holdings, Ltd. (available May 15, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 14, 2007).

The financial burdens on the Company resulting from the preparation and filing of current and periodic reports are significant. Management has estimated that the Company's total annual expenses relating to its Commission reporting obligations, including legal and accounting fees, are approximately $120,000. The Company believes the money spent to prepare and file periodic reports with the Commission and to otherwise ensure compliance with the Commission's rules and regulations could be used more effectively by investing them in the Company's subsidiary bank to strengthen the financial condition of that entity. The Company believes that, under the circumstances, the costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's stockholders.

The Company has not made any sales or issuances under the Company S-3 or the Company S-8 during fiscal year 2012. In fact, the last time the Company sold or issued shares of Common Stock under the Company S-3 was March 16, 2009, and the last time the Company sold or issued shares of Common Stock under the Company S-8 was December 30, 2011. Pursuant to the Company

S-3, the Company has issued only an aggregate of 9,155 shares of Common Stock, which are currently held by 175 participants in the Company's Dividend Reinvestment Plan. Most of these individuals are current customers of the Company who live in the communities in which it operates. Additionally, the Company has issued only Common Stock or options to purchase shares of Common Stock ("Options") pursuant to the Plans covered by the Company S-8. The Common Stock issued pursuant to the Plans is currently held by only ten holders, four of whom are current officers or employees of the Company and six of whom are former employees. The Options are currently held by 22 holders, and all Option holders are current directors, officers and/or employees of the Company, and all such Options currently have exercise prices that are significantly higher than the current trading price for the Common Stock.

It is important to note that the each of the Plans had expired pursuant to its terms prior to January 1, 2012. As a result, the Company may not issue new Options under any of the Plans (or shares of Common Stock under the Employee Stock Purchase Plan). Further, the Company expects to take action to formally terminate the Dividend Reinvestment Plan prior to the declaration of any further dividends on its Common Stock, and therefore no new shares will be issued pursuant to the Dividend Reinvestment Plan. Consequently, the effect of the proposed deregistration will be restricted to a very limited group of holders.

Upon such time as the Company's reporting obligations under the Exchange Act are suspended, Rule 701 under the Securities Act will permit the Company to offer and sell shares of Common Stock issuable upon the exercise of Options previously issued pursuant to the Plans in compliance with Rule 701. See NewCity Communications, Inc. (available October 6, 1988). Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The Plans under which the Options were issued satisfy the eligibility requirements of Rule 701, and, upon the suspension of the Company's reporting obligations under the Exchange Act, the Company will become eligible to utilize the exemption under Rule 701. The Company intends to comply with all requirements applicable to it to ensure that the sale and issuance of shares of Common Stock issued upon exercise of Options granted pursuant to the Plans will be in accordance with Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Beverly Hills Bancorp, Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009). In Intraop Medical Corporation (available May 12, 2010) and Metro One Telecommunications, Inc. (available March 4, 2009), the Staff concurred in allowing the issuer to file a Form 15 notwithstanding that, at such time, former employees of the issuer held options to acquire common stock of the issuer. See also Planet Technologies, Inc. (available February 7, 2008).

Additionally, despite the termination of the offerings contemplated by the Company S-3 and the Company S-8 and the deregistration of the of Common Stock remaining unsold thereunder, the participants in the Company's Dividend Reinvestment Plan and holders of Common Stock or Options issued pursuant to the Plans will not be disadvantaged by the lack of periodic reports filed under the Exchange Act because, as directors, officers, employees and/or customers of the Company living in the communities in which it operates, such holders have access to information about the Company and have the ability to ask questions of management prior to making investment decisions. Additionally, the Company intends to distribute certain financial and operational information about the Company to its shareholders and Option holders on a regular basis. Having access to such information about the Company will allow such holders to make informed investment decisions with respect to the Options and the Common Stock.

Accordingly, it is the Company's view that any benefits of requiring the Company to continue filing periodic reports is dramatically outweighed by the excessive cost to the Company of being required to file periodic reports with the Commission. The Commission has noted that the recognition by Congress in connection with Section 15(d) that the benefits of current and periodic reporting may not always be commensurate with the financial and administrative burdens imposed, particularly with respect to smaller reporting companies. See Exchange Act Release No. 34-20263 (October 5, 1983). See also, e.g., International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

After it ceases to be a reporting company, the Company acknowledges, and will advise all of its Option holders and Dividend Reinvestment Plan participants, that the resale of shares acquired upon the exercise of such Options or pursuant to the Dividend Reinvestment Plan in the future may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. The Company also acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Common Stock, any suspension of reporting obligations under Section 15(d) will lapse and the Company will be required to resume periodic and current reporting.

III. Conclusion:

For the foregoing reasons, on behalf of the Company, we respectfully request that the Staff confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 to suspend its duty to file with the Commission the reports required by Section 15(d). Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) following the end of the 90-day period established by the filing by the Company of a Form 15 to deregister the Common Stock under Section 12(g)(4) of the Exchange Act.[3]

The Company is current with all of its Exchange Act filings as of the date of this letter. The Company acknowledges that it will be required to continue filing, and will continue to file, all

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[3] As noted above, assuming the Staff grants the relief requested in this letter, the Company will include in the Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

required reports until the later of: (i) December 20, 2012, which is 90 days from the date of the Company's initial Form 15 filing with the Commission to deregister the Common Stock under Section 12(g)(4) of the Exchange Act; or (ii) subject to the Staff's concurrence with the requests set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

If the Staff has any questions concerning this request or requires additional information, please contact me at (312) 629-7312 or via email at brad.kopetsky@bfkn.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Respectfully submitted,

/s/ BRAD A. KOPETSKY

Brad A. Kopetsky

cc: Mid-Wisconsin Financial Services, Inc.